Product supplement BB
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
Dated October 10, 2006
Rule 424(b)(2)



Deutsche Bank AG

Opportunity Securities Linked to an Index

General

- Deutsche Bank AG may offer and sell securities linked to an index, which may include an index created by Deutsche Bank AG or one of its affiliates, from time to time. This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the securities, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The securities are the senior unsecured obligations of Deutsche Bank AG.

- Payment on the securities is linked to an underlying index as described below.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations as specified in the relevant pricing supplement. Minimum investment amounts will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing in the index or any component underlying the index.

- The securities will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks. See "Risk Factors" in this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

June 29, 2007

SUMMARY TERMS

Index

The underlying index designated in the relevant pricing supplement (the "**Index**") accompanying this product supplement. The components underlying the Index will be set forth in the relevant pricing supplement.

Coupon Rate

As specified in the relevant pricing supplement.

Payment at Maturity

The payment you will receive at maturity is based on the value of the Final Level relative to the Initial Level (or the Strike Level, if applicable) and, if applicable, the Maximum Return, as defined below, the Buffer Level and/or the Adjustment Factor. The Buffer Level will be a reduction from the Initial Level expressed as a positive percentage and, if applicable, will be set forth in the relevant pricing supplement. The Adjustment Factor is a factor by which the Index Return will be reduced for purposes of calculating the payment at maturity or the redemption or repayment amount, as applicable. If applicable, the Adjustment Factor will be set forth in the relevant pricing supplement. For purposes of the description below, a face amount of $1,000 per security is assumed. The denomination of the securities will be specified in the relevant pricing supplement.

- If the Final Level is greater than the Initial Level (or the Strike Level, if applicable), you will receive a cash payment per $1,000 security face amount that provides you with a return on your investment equal to the Index Return *multiplied by* the Upside Participation Rate, subject, if applicable, to the Maximum Return on the security. If applicable, the "**Maximum Return**" on the securities is a percentage of the face amount which we will determine on the trade date and which will be set forth in the relevant pricing supplement. Accordingly, if the relevant pricing supplement specifies a Maximum Return for the securities, the appreciation potential of the securities will be limited by the Maximum Return even if the Index Return *multiplied by* the Upside Participation Rate would yield a return that is greater than the Maximum Return. Subject to any applicable Maximum Return on, and Adjustment Factor applicable to, the security, your final payment per $1,000 security face amount will be calculated as follows:

  $1,000 + ($1,000 x Index Return x Upside Participation Rate)

- If the Final Level is equal to the Initial Level (or the Strike Level, if applicable), you will receive a cash payment of $1,000 per $1,000 security face amount, less any applicable Adjustment Factor.

- If the relevant pricing supplement does not provide for a Buffer Level, your investment will be exposed to any decline in the Index beyond the Initial Level. If the Final Level is less than the Initial Level (or the Strike Level, if applicable), for every 1% decline of the Index beyond the Initial Level, you will lose an amount equal to 1% of the face amount of your securities multiplied by the Downside Participation Rate, and, subject to any applicable Adjustment Factor, your final payment per $1,000 security face amount will be calculated, unless otherwise specified in the relevant pricing supplement, to be the greater of :

  (i) zero and (ii) $1,000 + ($1,000 x Index Return x Downside Participation Rate)

  If the relevant pricing supplement does not provide for a Buffer Level, you will lose some or all of your investment at maturity if the Final Level is less than the Initial Level (or the Strike Level, if applicable).

- If the relevant pricing supplement provides for a Buffer Level, your investment is protected against a decline in the Index up to the Buffer Level. If the Final Level declines from the Initial Level (or the Strike Level, if applicable), and such decline is equal to or less than the Buffer Level, subject to any applicable Adjustment Factor, you will receive the face amount of your securities at maturity.

If the relevant pricing supplement provides for a Buffer Level, your investment will be exposed to any decline in the Index beyond the Buffer Level. If the Final Level is less than the Initial Level (or the Strike Level, if applicable) by more than the Buffer Level, for every 1% decline of the Index beyond the Buffer Level, you will lose an amount equal to 1% of the face amount of your securities *multiplied by* the Downside Participation Rate, and, subject to any applicable Adjustment Factor, your final payment per $1,000 security face amount will be calculated, unless otherwise specified in the relevant pricing supplement, to be the greater of :

  (i) zero or $1,000 x Buffer Level (as specified in the relevant pricing supplement) and (ii) $1,000 x Buffer Level, $1,000 + ($1,000 x (Index Return + Buffer Level) x Downside Participation Rate)

If the relevant pricing supplement provides for a Buffer Level, you will lose some or all of your investment at maturity if the Final Level is less than the Initial Level (or the Strike Level, if applicable) by more than the Buffer Level.

Other Terms In each case, if applicable, the **"Maximum Return"**, **"Buffer Level"**, **"Upside Participation Rate"**, **"Downside Participation Rate"** and **"Adjustment Factor"** will be specified in the relevant pricing supplement.

Index Return	Unless otherwise specified in the relevant pricing supplement, the Index Return will be equal to:

$$\frac{\text{Final Level} - \text{Initial Level (or the Strike Level, if applicable)}}{\text{Initial Level (or the Strike Level, if applicable)}}$$

Initial Level	The Index closing level on the trade date, or such other level as specified in the relevant pricing supplement.
Final Level	The Index closing level on the Final Valuation Date, or the arithmetic average of the Index closing levels on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.
Strike Level	The relevant pricing supplement may specify an Index level other than the Initial Level to be used for calculating the Index Return and the amount payable at maturity. For example, the relevant pricing supplement may specify that a Strike Level equal to 95% of the Initial Level shall be used to calculate the Index Return.
Index Valuation Date(s)	The Final Level will be calculated on a single date, which we refer to as the "**Final Valuation Date**," or on several dates, each of which we refer to as an "**Averaging Date**," as specified in the relevant pricing supplement. We refer to such dates generally as Index Valuation Dates in this product supplement. Any Index Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Securities – Payment at Maturity."
Maturity Date	As specified in the relevant pricing supplement. The Maturity Date of the securities is subject to postponement in the event of certain market disruption events and as described under "Description of Securities – Payment at Maturity."
Optional Redemption	If the relevant pricing supplement so provides, we may have the option to redeem your securities on one or more redemption dates prior to maturity.
Repayment at Option of Holder	If the relevant pricing supplement so provides, you may have the option to have us repay your securities on one or more repayment dates prior to maturity.
Mandatory Redemption	If the relevant pricing supplement so provides, we may be required to redeem your securities prior to maturity in certain circumstances.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we,**" "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

DESCRIPTION OF SECURITIES

The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Securities" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the securities, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The term "security" refers to the face amount, as specified in the relevant pricing supplement, of our Opportunity Securities Linked to an Index. For purposes of the description below, a face amount of $1,000 per security is assumed. The denomination of the securities will be specified in the relevant pricing supplement.

General

The securities are senior unsecured obligations of Deutsche Bank AG that are linked to an underlying index, which may include an index created by Deutsche Bank AG or one of its affiliates (the "**Index**"). The securities are a series of securities referred to in the accompanying prospectus supplement and prospectus and the relevant pricing supplement. The securities will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

Unless otherwise specified in the relevant pricing supplement, the securities will pay a periodic coupon. The securities do not guarantee any return of your initial investment at, or prior to, maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Index calculated in accordance with the formula set forth below.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The securities are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The securities will be issued in denominations as specified in the relevant pricing supplement. The face amount and issue price of each security will be specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of DTC or its nominee, as described under "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities—Global Securities" in the prospectus.

The specific terms of the securities will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

Coupons

Unless otherwise specified in the relevant pricing supplement, coupons in respect of each $1,000 note principal amount for each coupon period will be calculated as follows:

$1,000 x coupon x (Number of Days in the Coupon Period / 360),

where the "**Number of Days**" will be calculated on the basis of a year of 360 days and the actual number of days elapsed in the period. The notes will pay coupons at a rate per annum specified in the relevant pricing supplement. Coupons will accrue from the issue date of the notes to but excluding the Maturity Date. Coupons will be paid in arrears on each coupon payment date to and including the Maturity Date, subject to early redemption or prepayment events, to the holders of record at the close of business on the date 15 calendar days prior to that coupon payment date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant pricing supplement. If the Maturity Date is adjusted as the result of a market disruption event, the coupon payment due on the Maturity Date will be made on the Maturity Date as adjusted, with the same force and effect as if the Maturity Date had not been adjusted, but no additional coupon payment will accrue or be payable as a result of any delayed payment.

The "**coupon rate**" will be specified in the relevant pricing supplement.

A "**Coupon Period**" is the period beginning on and including the issue date of the notes and ending on but excluding the first coupon payment date, and each successive period beginning on and including a coupon payment date and ending on but excluding the next succeeding coupon payment date, or as specified in the relevant pricing supplement.

A "**coupon payment date**" will be as specified in the relevant pricing supplement; *provided*, that no coupon payment date shall be more than twelve months after the immediately prior coupon payment date or issue date of the notes, as applicable. Unless otherwise specified in the relevant pricing supplement, if any day on which a coupon payment or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional coupon payment will accrue as a result of the delayed payment, and the next Coupon Period will commence as if the payment had not been delayed.

Payment at Maturity

The Maturity Date for the securities will be set forth in the relevant pricing supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below.

The payment you will receive at maturity is based on the value of the Final Level relative to the Initial Level (or the Strike Level, if applicable) and, if applicable, the Maximum Return, as defined below, the Buffer Level and/or the Adjustment Factor. The Buffer Level will be a reduction from the Initial Level expressed as a positive percentage and, if applicable, will be set forth in the relevant pricing supplement. The Adjustment Factor is a factor by which the Index Return will be reduced for purposes of calculating the payment at maturity or the redemption or repayment amount, as applicable. If applicable, the Adjustment Factor will be set forth in the relevant pricing supplement.

- If the Final Level is greater than the Initial Level (or the Strike Level, if applicable), you will receive a cash payment per $1,000 security face amount that provides you with a return on your investment equal to the Index Return *multiplied by* the Upside Participation Rate subject, if applicable, to the Maximum Return on the securities. If applicable, the Maximum Return on the securities is a percentage which we will determine on the trade date and which will be set forth in the relevant pricing supplement. Accordingly, if the relevant pricing supplement specifies a Maximum Return for the securities, the appreciation potential of the securities will be limited to the Maximum Return even if the Index Return *multiplied by* the Upside Participation Rate is greater than the Maximum Return. Subject to any applicable Maximum Return on, and Adjustment Factor applicable to, the security, your final payment per $1,000 security face amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times \text{Upside Participation Rate})$$

- If the Final Level is equal to the Initial Level (or the Strike Level, if applicable), you will receive a cash payment of $1,000 per $1,000 security face amount, less any applicable Adjustment Factor.

- If the relevant pricing supplement does not provide for a Buffer Level, your investment will be exposed to any decline in the Index beyond the Initial Level. In such a case, if the Final Level is less than the Initial Level (or Strike Level, if applicable), for every 1% decline of the Index beyond the Initial Level, you will lose an amount equal to 1% of the face amount of your securities multiplied by the Downside Participation Rate, and, subject to any Applicable Adjustment Factor, your final payment per $1,000 security face amount will be calculated, unless otherwise specified in the relevant pricing supplement, to be the greater of:

$$\text{(i) zero and (ii) } \$1,000 + (\$1,000 \times \text{Index Return} \times \text{Downside Participation Rate})$$

If the relevant pricing supplement does not provide for a Buffer Level, you will lose some or all of your investment at maturity if the Final Level is less than the Initial Level (or the Strike Level, if applicable).

- If the relevant pricing supplement provides for a Buffer Level, your investment is protected against a decline in the Index up to the Buffer Level. If the Final Level is less than the Initial Level (or the Strike Level, if applicable) and the decline is equal to or less than the Buffer Level, subject to any applicable Adjustment Factor, you will receive the face amount of your securities at maturity. However, your investment will be exposed to any decline in the Index beyond the Buffer Level. If the Final Level is less than the Initial Level (or Strike Level, if applicable) by more than the Buffer Level, for every 1% decline of the Index beyond the Buffer Level, you will lose an amount equal to 1% of the face amount of your securities *multiplied by* the Downside Participation Rate, and, subject to any applicable Adjustment Factor, your final payment per $1,000 security face amount will be calculated, unless otherwise specified in the relevant pricing supplement, to be the greater of:

(i) zero or $1,000 x Buffer Level (as specified in the relevant pricing supplement) and
(ii) $1,000 + ($1,000 x (Index Return + Buffer Level) x Downside Participation Rate)

If the relevant pricing supplement provides for a Buffer Level, you will lose some of your investment at maturity if the Final Level is less than the Initial Level (or the Strike Level, if applicable) by more than the Buffer Level.

Unless otherwise specified in the relevant pricing supplement, the "**Index Return**," as calculated by the calculation agent, is the percentage change in the Index closing level calculated by comparing the Index closing level on the Final Valuation Date, or the arithmetic average of the Index closing levels on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement (the "**Final Level**"), to the Index closing level on the trade date (the "**Initial Level**") or to a percentage of the Initial Level (the "**Strike Level**"). The relevant pricing supplement will specify the Initial Level and the manner in which the Final Level is determined. The Index Return, unless otherwise specified in the relevant pricing supplement, is calculated as follows:

$$\text{Index Return} = \frac{\text{Final Level} - \text{Initial Level (or the Strike Level, if applicable)}}{\text{Initial Level (or the Strike Level, if applicable)}}$$

In each case, if applicable, the "**Buffer Level**," "**Adjustment Factor,**" "**Maximum Return**," "**Upside Participation Rate**" and "**Downside Participation Rate**" will be an amount set forth in the relevant pricing supplement.

The "**Index closing level**" on any trading day will be equal to the closing level of the Index or any successor index (as defined in the relevant pricing supplement) or alternative calculation of the Index published following the regular official weekday close of the principal trading session of the relevant exchange for the Index.

A "**trading day**" is, unless otherwise specified in the relevant pricing supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchange for the Index.

The "**relevant exchange**" is, unless otherwise specified in the relevant pricing supplement, the primary organized exchange or market of trading for the Index, any component underlying the Index or any futures or options contract related to the Index, as applicable.

The Index Valuation Date(s), which will be either a single date, which we refer to as the Final Valuation Date, or several dates, each of which we refer to as an Averaging Date, will be specified in the relevant pricing supplement, and any such date is subject to adjustment as described below. If an Index Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Index Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or is continuing; *provided,* that the Index closing level for an Index Valuation Date will not be determined on a date later than the tenth scheduled trading day after the Final Valuation Date, and if such day is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the Index closing level for the Index Valuation Date on such date in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled trading day of each component most recently underlying the Index.

The Maturity Date will be set forth in the relevant pricing supplement. If the scheduled Maturity Date (as specified in the relevant pricing supplement) is not a business day, then the Maturity Date will be the next succeeding business day following such scheduled Maturity Date. If, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls on a day that is less than three business days prior to the scheduled Maturity Date, the Maturity Date will be the third business day following such Final Valuation Date, as postponed, unless otherwise specified in the relevant pricing supplement. We will describe market disruption events in the relevant pricing supplement.

We will irrevocably deposit with The Depository Trust Company ("**DTC**") no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the securities entitled thereto.

A "**business day**" is, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Redemptions and Repurchases of Securities

If the relevant pricing supplement so provides, we may have the option to redeem your securities on one or more redemption dates prior to maturity. In addition, if the relevant pricing supplement so provides, you may have the option to have us repay your securities on one or more repayment dates prior to maturity.

If the relevant pricing supplement so provides, we may be required to redeem your securities prior to maturity in certain circumstances.

RISK FACTORS

*Your investment in the securities will involve certain risks. The securities do not guarantee any return of your initial investment at, or prior to, maturity. Investing in the securities is not equivalent to investing directly in the Index or any of the stocks, commodities, currencies or other components that may underlie the Index. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, the prospectus and the relevant pricing supplement, before you decide that an investment in the securities is suitable for you.***

Your investment in the securities may result in a loss.

The securities do not guarantee the return of any of your investment. The amount payable at maturity will be determined pursuant to the terms described in this product supplement and the relevant pricing supplement. If the relevant pricing supplement provides for a Buffer Level, you will lose some or all of your investment at maturity if the Final Level is less than the Initial Level (or the Strike Level, if applicable) by more than the Buffer Level. If the relevant pricing supplement does not provide for a Buffer Level, you will lose some or all of your investment at maturity if the Final Level is less than the Initial Level (or the Strike Level, if applicable). The relevant pricing supplement will specify whether the securities have a Strike Level and/or a Buffer Level.

The appreciation potential of the securities is limited to the Maximum Return, if applicable.

If the securities are subject to a Maximum Return, the appreciation potential of the securities is limited to the Maximum Return. Any applicable Maximum Return will be a percentage which we will determine on the trade date and which will be set forth in the relevant pricing supplement. Accordingly, if the relevant pricing supplement specifies a Maximum Return for the securities, the appreciation potential of the securities will be limited to that Maximum Return even if the Index Return *multiplied by* the Upside Participation Rate is greater than that Maximum Return.

Your return on the securities, if any, generally will not reflect any payments made with respect to any component that may underlie the Index.

Your return on the securities, if any, will not reflect the return you would realize if you actually owned the components that underlie the Index and received any payments made with respect to such components. This is because the calculation agent will calculate the amount payable to you at maturity of the securities by reference to the Final Level. The Final Level reflects the performance of the Index without taking into consideration any payments made with respect to any component of the Index.

There are certain equity indices, generally referred to as total return indices, that include dividend distributions in the return of the Index. If the Index is described as a total return index with 100% dividend reinvestment, the distributions paid on the securities or other assets included in the Index are deemed to be reinvested in the Index, so that the Index level would include such distributions.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the securities will not be listed on a securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

The Final Level may be less than the Index closing level on the Maturity Date of the securities or at other times during the term of the securities.

Because the Final Level may be calculated based on the Index closing level on one or more Index Valuation Dates during the term of the securities, the Index closing level on the Maturity Date or at various other times during the term of the securities, including dates near the Index Valuation Date(s), could be higher than the Final Level. This difference could be particularly large if there is a significant increase in the level of the Index before and/or after the Final Valuation Date, if there is a significant decrease in the level of the Index around the time of the Index Valuation Date(s) or if there is significant volatility in the Index closing level during the term of the securities (especially on dates near the Index Valuation Date(s)). For example, when the Index Valuation Date for the securities is near the end of the term of the securities, if the Index closing levels increase or remain relatively constant during the initial term of the securities and then decrease below the Initial Level (or the Strike Level, if applicable), the Final Level may be significantly less than if it were calculated on a date earlier than the Index Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the Index, any component underlying the Index or any contract relating to the Index for which there is an active secondary market. Even if the level of the Index increases during the term of the securities, the market value of the securities may not increase by the same amount. It is also possible for the level of the Index to increase while the market value of the securities declines because the market value of the securities will not be influenced solely by the changes in the level of the Index.

The securities are not designed to be short-term trading instruments.

The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the face amount of the securities, even in cases where the Index has appreciated since the trade date. The potential returns described in the relevant pricing supplement assume that your securities, which are not designed to be short-term trading instruments, are held to maturity.

The Index Return for the securities will not be adjusted for changes in exchange rates related to the U.S. dollar that might affect an Index whose underlying components are traded in currencies other than the U.S. dollar.

Although the components underlying an Index may be traded in, or their closing prices may be converted into, currencies other than U.S. dollars, the securities, which are linked to the Index, are denominated in U.S. dollars, and the amount payable on the securities at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and any of the currencies in which the components underlying the Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Index Return for the securities. The amount we pay in respect of the securities on the maturity date will be determined solely in accordance with the procedures described in "Description of Securities—Payment at Maturity."

The securities may be subject to currency exchange risk.

Because the prices of the components underlying an Index may be converted by the sponsor of the Index into U.S. dollars or a currency other than U.S. dollars for the purposes of calculating the value of the Index, holders of the securities will be exposed to currency exchange rate risk with respect to each of the countries represented in any such Index. An investor's net exposure will depend on the extent to which the currencies of the components underlying any such Index strengthen or weaken against the U.S. dollar or such other currency. If, taking into account such weighting, the U.S. dollar or such other currency strengthens against the respective component currencies, the value of any such Index may be adversely affected, and the payment at maturity of the securities may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments; and
- the extent of governmental surpluses or deficits in the component countries and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries, the United States and other countries important to international trade and finance.

Prior to maturity, the value of the securities will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the securities. We expect that, generally, the level of the Index on any day will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to changes in the level of the Index. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Index;
- the time to maturity of the securities;
- the market price and the dividend rate, if applicable, on the components underlying the Index;
- interest and yield rates in the market generally as well as in the markets of the components underlying the Index;
- economic, financial, political, regulatory or judicial events that affect the components underlying the Index or financial markets generally and which may affect the Index closing level on any Index Valuation Date;
- the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to the Index;

- supply and demand for the securities; and

- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

No one can predict the future performance of the Index based on its historical performance. The value of the Index may decrease such that you may not receive any return of your investment. If the relevant pricing supplement does not provide for a Buffer Level and the Final Level declines compared to the Initial Level (or the Strike Level, if applicable), you will lose some or all of your investment at maturity. If the relevant pricing supplement does provide for a Buffer Level and the Final Level declines compared to the Initial Level (or the Strike Level, if applicable) by more than the Buffer Level, you will lose some or all of your investment at maturity.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates is likely to adversely affect the value of the securities prior to maturity.

While the payment at maturity will be based on the full face amount of your securities as described in the relevant pricing supplement, the original issue price of the securities includes each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

The sponsor of the relevant Index may adjust the relevant Index in ways that affect its level, and the sponsor has no obligation to consider your interests.

The sponsor of the relevant Index (the "**Index Sponsor**") is responsible for calculating and maintaining the relevant Index. The Index Sponsor can add, delete or substitute the components underlying the relevant Index or make other methodological changes that could change the level of the relevant Index. You should realize that the changing of components included in the relevant Index may affect the relevant Index, as a new or different component may perform significantly better or worse than those it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the relevant Index. Any of these actions could adversely affect the value of the securities. The Index Sponsor has no obligation to consider your interests in calculating or revising the relevant Index.

We may not control the Index or the components underlying the Index.

Except as we may otherwise describe in the relevant pricing supplement, we may not be affiliated with the Index Sponsor or any of the components underlying the Index. As a result, we will have no ability to control the actions of such Index Sponsor or such components, including actions that could affect the value of the components underlying the Index or your securities. Except as otherwise described in the relevant pricing supplement, none of the money you pay us will go to the Index Sponsor. The Index Sponsor will not be involved in the offering of the securities in any way nor will the Index Sponsor have any obligation to consider your interests as a holder of the securities in taking any actions that might affect the value of your securities. In the case of an Index with stock components, none of the money you pay us will go to any of the companies that may be included in an Index and such companies will not be involved in the offering of the securities in any way nor will such companies have any obligation to consider your interests as a holder of the securities in taking any actions that might affect the value of your securities.

As a holder of the securities, you will not have voting rights or rights to receive any payments with respect to the components of the Index that holders of the components underlying the Index might have.

We or our affiliates may have adverse economic interests to the holders of the securities.

Deutsche Bank AG and other affiliates of ours trade the components underlying the Index and other financial instruments related to the Index and its components on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the level of the Index and, accordingly, could affect the value of the securities and the amount payable to you at maturity.

We or our affiliates may also act as the Index Sponsor. In this role, we or our affiliates may exercise discretion, as in rebalancing the Index during the term of the securities.

In the case of an Index with stock components, we or our affiliates may currently or from time to time engage in business with companies whose stock may be included in such Index, including extending loans to, or making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you.

In addition, one or more of our affiliates may publish research reports or otherwise express views about the components underlying an Index. Any prospective purchaser of securities should undertake an independent investigation of each component included in the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the level of the Index or the components underlying the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

We or our affiliates are active participants in the commodities and currency markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities and currency transactions. Our trading activities may have a material adverse effect on commodities or currency prices and consequently have a negative impact on any Index with commodity or currency components.

We may have hedged our obligations under the securities directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market price of the components underlying the Index and the Index and, therefore, the market value of the securities. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the securities declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Initial Level, the Final Level, the closing level of the Index on each Index Valuation Date, the Index Return, the coupon payable on any coupon payment date and the amount that we will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether the Index has been discontinued and whether there has been a material change in the method of calculation of the Index. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the securities, which may affect your return on the securities, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Index closing level or the Index Return and calculating the amount that we are required to pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that one or more of the Index Valuation Dates and the Maturity Date will be postponed, and your return will be adversely affected.

Holdings of the securities by our affiliates and future sales may affect the price of the securities.

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

The U.S. tax consequences of an investment in the securities are unclear.

There is no direct legal authority regarding the proper U.S. tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the securities are uncertain and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the securities, the timing and character of income on the securities might differ materially from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of this product supplement called "Certain U.S. Federal Income Tax Consequences."

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of the securities to United States holders (as defined below) who purchase the securities at the "issue price" and will hold the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described below, possibly on a retroactive basis.

You are a "United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security who is (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax consequences of an investment by non-United States holders are not discussed. If you are not a United States holder, you should consult your own tax adviser.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, commodities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a security as a part of a hedging transaction, straddle, conversion or integrated transaction, or United States holders (as defined below) who have a "functional currency" other than the U.S. dollar.

In addition, in the case of an Index comprising the stock of one or more entities, we will not attempt to ascertain whether any entity in the Index would be treated as a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the Code. If one or more entities in the Index were so treated, certain adverse U.S. federal income tax consequences might apply upon the sale, exchange or retirement of a security. You should refer to information filed with the SEC or by such components and consult your tax adviser regarding the possible consequences to you if such a component is or becomes a PFIC.

Tax Treatment of the Securities

Except as otherwise provided in the relevant pricing supplement, we believe it is reasonable to treat the securities as cash-settled prepaid financial contracts for U.S. federal income tax purposes with associated payments by us to you equal to the coupon payments on the securities. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the treatment described herein.

You are urged to consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above treatment is respected.

Except as otherwise provided in the applicable pricing supplement and assuming that the treatment of the securities described above is respected, the following are anticipated U.S. federal income tax consequences of the ownership and disposition of the securities.

Coupon Payments on the Securities. There is no direct authority under current law addressing the proper tax treatment of coupon payments on the securities or on instruments similar to the securities, and that treatment is uncertain. These amounts may in whole or in part constitute ordinary income to you when received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. To the extent we are required to file information returns with respect to the coupon payments to U.S. Holders, we intend to report such amounts as ordinary income. You should consult your tax adviser concerning the treatment of the coupon payments, including the possibility that they may be treated, in whole or in part, as not includible in income on a current basis. This treatment would affect the amount of your gain or loss upon a sale, exchange or retirement of the securities.

Sale, Exchange or Retirement of the Securities. Upon a sale or exchange of securities prior to maturity or upon the retirement of the securities, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the securities sold, exchanged or retired. Your tax basis in the security generally will equal the amount you paid to acquire this security. The gain or loss should be capital gain or loss and should be long-term capital gain or loss if, at the time of sale, exchange or retirement, you have held the securities for more than one year. The treatment of any amount attributable to accrued but unpaid coupon is unclear. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Securities. Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment described above. Alternative U.S. federal income tax treatments of the securities are possible that, if applied, could significantly affect the timing and character of the income or loss with respect to the securities. It is possible, for example, that the securities could be treated as debt obligations. In that event, securities having a term from issue to maturity (including the last possible date that the securities could be outstanding) exceeding one year would be treated as contingent payment debt instruments, and, in each year that you held a security, you would be required to accrue into income original issue discount at our comparable yield for similar non-contingent debt, regardless of the amount of cash you actually received as coupon payments in that year. In addition, any gain on the sale, exchange or retirement of the securities generally would be treated as ordinary income.

Other treatments are also possible. Accordingly, you should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in the securities.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or retirement of the securities will be subject to information reporting unless you are an exempt recipient (such as a corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the securities by taking positions in the Index, the components underlying the Index, or instruments whose value is derived from the Index or its underlying components. While we cannot predict an outcome, such hedging activity or our other hedging or investment activity of ours could potentially increase the level of the Index as well as the Initial Level, and therefore effectively establish a higher level that the Index must achieve for you to obtain a return on your investment or avoid a loss of your initial investment at maturity. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Index, the components underlying the Index, or instruments whose value is derived from the Index or its underlying components. Although we have no reason to believe that any of these activities will have a material impact on the level of the Index or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE UNDERLYING INDEX

The underlying Index to which payment on the securities will be linked, along with the method of calculating payments on the securities in the event the underlying Index is discontinued and applicable market disruption events, will be described in the relevant pricing supplement.

TERMS OF SECURITIES

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Initial Level, the Strike Level, if applicable, the Index closing level on each Index Valuation Date, the Final Level, the Index Return, the coupon payable on any payment date and the payment at maturity on the securities. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of the Index and whether there has been a material change in the method of calculating the Index. All determinations made by the calculation agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on any coupon payment date and at maturity on or prior to 11:00 a.m. on the business day preceding such coupon payment date and the Maturity Date, as applicable.

All calculations with respect to the Initial Level, the Final Level, the Index Return or any Index closing level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per the security face amount specified in the relevant pricing supplement on any coupon payment date and at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate face amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities—Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per the security face amount specified in the relevant pricing supplement upon any acceleration of the securities shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per the security face amount specified in the relevant pricing supplement as described under the caption "Description of Securities—Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date plus, if applicable, accrued coupons on the securities. If the securities have more than one Index Valuation Date, then the business days immediately preceding the date of acceleration (in such number equal to the number of Index Valuation Dates in excess of one) shall be the corresponding Index Valuation Dates.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities—Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities—Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate face amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Securities—Form, Legal Ownership and Denomination of Securities."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA, as agents, and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities has agreed to purchase, and we have agreed to sell, the face amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in amounts set forth in the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate face amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.